

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 6, 2016

Rami Zigdon
Chief Executive Officer
Todos Medical Limited
1 Hamada Street
Rehovot, Israel

> **Re:** **Todos Medical Limited**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed June 28, 2016**
> **File No. 333-209744**

Dear Mr. Zigdon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Your revised disclosures here and in the "Use of Proceeds" section on page 34 state that as of June 28, 2016, there were 122,817 employee option shares that have vested. However, your disclosures elsewhere, including in the third paragraph on page 77, indicate that 226,245 options have vested. Please reconcile.

Prospectus Summary
Our Company, page 5

2.   We refer to your revised disclosure regarding your entry into an agreement with a hospital in Singapore. We also note that you state on page 6 that if you are unable to

raise $2 million, you will focus your efforts solely on completing clinical trials in Israel. Please disclose the material terms of the agreement with the hospital in Singapore. For example, please disclose any limitations or fees payable by you in the event of termination.

3. We refer to your statement that you now expect to begin clinical trials in Singapore in August 2016. Please update your disclosures here and elsewhere as appropriate to discuss the regulatory approvals required for Singapore. Please also disclose the efforts you have taken or plan to take in connection with (x) identifying the regulatory requirements for commercialization and (y) obtaining such regulatory approval.

Other

4. We note your response to prior comment 2 and the statement on page 45 and elsewhere that you expect regulatory approval in Israel to take approximately 1 year if you are unable to raise $2 million. It is unclear what operations you will be able to conduct assuming you are only able to raise a small percentage of the $2 million. Please revise page 45 to provide updated disclosure quantifying your cash and cash equivalents as of the most recent practicable date. Also, please disclose your historical cash burn rate and the approximate number of months you will be able to conduct your operations using currently available capital resources.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mary Mast at 202-551-3613 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or James Lopez, Legal Branch Chief, at 202-551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Joseph Lucosky, Esq.